UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-38249
NOTIFICATION OF LATE FILING	CUSIP NUMBER 53839L208

(Check One):☒ Form 10-K ☐ Form 20-F ☐ Form 11-K   ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

LiveXLive Media, Inc.

Full Name of Registrant

Former Name if Applicable

269 South Beverly Drive, Suite #1450

Address of Principal Executive Office (Street and Number)

Beverly Hills, CA 90212

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

LiveXLive Media, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2021 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense as a result of the Company completing the accounting of its acquisition of Customized Personalization Solutions, which was acquired in December 2020 and has resulted in a delay of the filing of the Form 10-K. The Company is continuing to finalize the Form 10-K and completing its financial statements to be included therein. The Company does not expect its financial results to be included in the Form 10-K, when filed, to reflect any material changes from those included in the Company’s press release issued on June 28, 2021, which announced the preliminary results for the quarter and fiscal year ended March 31, 2021. The Company expects to file the Form 10-K as soon as possible, but no later than July 14, 2021, the fifteenth calendar day following the prescribed due date of the Form 10-K.

The Company’s management is also in the process of assessing the effectiveness of the Company’s internal control over financial reporting and its disclosure controls and procedures. Although the assessment is not yet complete, the Company expects to report material weaknesses in the Company’s internal control over financial reporting; specifically, controls over material non-recurring transactions, such as complex financial instruments, business combinations, and classification of liabilities, transaction-level controls over a newly acquired business, and financial reporting and related disclosures. Therefore, the Company’s internal control over financial reporting as of March 31, 2021 was not effective. Management expects to recommend to the audit committee of the Company’s various measures intended to remediate and improve the Company’s internal control over financial reporting.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Quartieri	(310)	601-2505
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

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LIVEXLIVE MEDIA, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2021	By:	/s/ Robert S. Ellin
	Name:	Robert S. Ellin
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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